PRIMEWEST ENERGY TRUST

FORM 51-102F3—MATERIAL CHANGE REPORT

1.

Name and Address of Reporting Issuer:

PrimeWest Energy Trust
5100, 150 – 6th Avenue S.W.
Calgary, Alberta
T2P 3Y7

2.

Date of Material Change:

May 10, 2007

3.

News Release:

A press release announcing the material change was issued on May 10, 2007 for distribution through CCN Matthews.

4.

Summary of Material Change:

On May 10, 2007, PrimeWest Energy Trust (“PrimeWest”), PrimeWest Energy Inc. (“PEI”), Shiningbank Energy Income Fund (“Shiningbank”), Shiningbank Energy Ltd. (“SEL”) and 1320659 Alberta Ltd. (“MFCorp”) entered into an arrangement agreement (the “Arrangement Agreement”) whereby PrimeWest and Shiningbank will combine by way of a plan of arrangement (the “Arrangement”).

5.

Full Description of Material Change:

The Arrangement and the Arrangement Agreement

On May 10, 2007, PrimeWest, PEI, Shiningbank, SEL and MFCorp entered into the Arrangement Agreement whereby PrimeWest and Shiningbank will combine by way of the Arrangement.  Pursuant to the Arrangement, each trust unit of Shiningbank (a “Shiningbank Unit”) will be exchanged for 0.620 of a trust unit of PrimeWest (a “PrimeWest Unit”) and each exchangeable share of Shiningbank Holdings Corporation (a “Shiningbank Exchangeable Share”) will be exchanged for that number of PrimeWest Units equal to the product of 0.620 and the exchange rate of the Shiningbank Exchangeable Shares (expressed as the number of Shiningbank Units that are issuable as at the effective date of the Arrangement on the exchange of one (1) Shiningbank Exchangeable Share).

The combined trust (“New PrimeWest”), which will retain the PrimeWest name, will be managed by a combination of the respective management and directors of both PrimeWest and Shiningbank.

Based on the May 9, 2007 closing price on the Toronto Stock Exchange (the “TSX”) of PrimeWest Units, the exchange ratio reflects a value of $14.60 for each Shiningbank Unit.  Based on the 30 day weighted average trading prices on the TSX of PrimeWest Units and Shiningbank Units, the exchange ratio reflects a 4.2% premium for each Shiningbank Unit.

Successful completion of the Arrangement is subject to stock exchange, court and regulatory approvals and other conditions that are typical of transactions of this nature, including approval by at least two-thirds of both PrimeWest’s and Shiningbank’s unitholders at special meetings called to consider the Arrangement.  It is anticipated that the unitholder meetings required to approve the Arrangement will be held in mid July, and the Arrangement is expected to close on or about July 11, 2007, but not later than July 20, 2007.  An information circular prepared jointly by the trusts is expected to be mailed to PrimeWest and Shiningbank unitholders in early June 2007.

The Arrangement Agreement restricts PrimeWest and Shiningbank from soliciting or initiating any discussion regarding any other business combination or sale of material assets, contains provisions to enable each trust to match competing, unsolicited proposals and, subject to certain conditions, provides for a $35 million termination fee.

A copy of the Arrangement Agreement is accessible on the SEDAR website at www.sedar.com under PrimeWest’s issuer profile (filed on May 10, 2007 as a material document).

Highlights

The proposed Arrangement is expected to be accretive upon closing to PrimeWest unitholders on a cash flow and production per unit basis, while providing Shiningbank unitholders an increase in reserves per unit, a 3.3% increase in monthly cash distributions and a longer reserve life index (“RLI”) increased to 11.5 years from 9.8 years.

The proposed Arrangement will create a larger gas-weighted trust positioned for development of a well-diversified asset base.

As one of the largest publicly traded oil and gas trusts, New PrimeWest will generate the following opportunities and benefits for unitholders of both PrimeWest and Shiningbank:

•

New PrimeWest will have a larger suite of diversified natural gas and light oil assets, with a large portfolio of internal development opportunities:

•

Based on first quarter 2007 results, production of approximately 66,000 BOE per day allocated 70% to natural gas and 30% to crude oil and natural gas liquids;

•

Combined proved plus probable reserves of approximately 280 million BOE, excluding the impact of 2007 production, and development activities and acquisition and disposition activities;

•

Following the closing of the Arrangement, New PrimeWest will have an undeveloped land base of more than 1.1 million net acres, one of the largest undeveloped land bases in the oil and gas trust sector;

•

A multi-year suite of development opportunities now in excess of C$1.4 billion, reflecting the potential in the combined asset bases; and

•

Total 2007 capital expenditures for New PrimeWest of approximately C$250 million will be deployed to pursue attractive development drilling prospects and opportunities from both asset bases.  This C$250 million does not include capital spent by Shiningbank prior to completion of the Arrangement, which is forecast to be approximately $60 million by that time.

•

Projected funds flow from operations, proceeds from New PrimeWest’s distribution reinvestment plan and proceeds from dispositions are expected to be sufficient to adequately fund development activities for 2007 without the need for incremental debt, assuming a payout ratio of 60% to 75% of funds flow from operations.  This transaction moves New PrimeWest towards a business model where future development capital spending and distributions are expected to be financed with funds flow from operations.

•

Following the anticipated sale of approximately 4,000 BOE per day of non-core assets, the combined entity will have a strengthened balance sheet.

•

One of the oil and gas trust sector’s longest RLIs for proved plus probable reserves of 11.5 years.

•

Greater concentration of interest in key operating areas.

•

The levering of in-house technical skills from both PrimeWest and Shiningbank over the combined asset base, potentially achieving operating efficiencies with commensurate cost savings, and the identification of further internal development opportunities.

•

Substantial reduction in general and administrative costs per BOE, based on operating synergies, and the integration of Calgary head offices.

•

Greater weighting in the S&P/TSX Capped Energy Trust Index (rising from approximately 2.4% of this index to approximately 3.8% based on May 9th, 2007 closing prices), the S&P/TSX Capped Income Trust Index (rising from approximately 1.4% of this index to approximately 2.2% based on May 9th, 2007 closing prices), and the S&P/TSX Composite Index.

•

Additional trading liquidity and enhanced access to capital derived from being listed on both the TSX and NYSE, and inclusion in the Morgan Stanley Capital International (MSCI) Canada Energy Index, incremental benefits not previously afforded to unitholders of Shiningbank.

Board Recommendations

The Board of Directors of both PEI, as administrator of PrimeWest, and SEL, as administrator of Shiningbank, have unanimously approved the Arrangement and have unanimously concluded that the transaction is in the best interests of PrimeWest and the PrimeWest unitholders and Shiningbank and the Shiningbank unitholders, respectively, and each has resolved to recommend that unitholders of PrimeWest and Shiningbank vote their respective units in favour of the Arrangement.

Governance

The combined trust will retain key personnel from both entities and will be led by PEI’s current President and Chief Executive Officer, Donald A. Garner.  Further announcements regarding the appointment of the other executive officers of New PrimeWest will be made prior to closing of the Arrangement.

Harold P. Milavsky will continue to lead the New PrimeWest Board of Directors as Chairman. Other directors will include Barry E. Emes, Harold N. Kvisle, Kent J. MacIntyre, W. Glen Russell and Peter Valentine from the existing PEI Board of Directors and David M. Fitzpatrick (current President and Chief Executive Officer of SEL), Robert B. Hodgins and Warren D. Steckley from the current SEL Board of Directors.

Financial Advisors

National Bank Financial Inc. is acting as financial advisor to Shiningbank and has provided the Board of Directors of SEL (as administrator of Shiningbank) with a verbal opinion that the consideration to be received by Shiningbank unitholders is fair from a financial point of view.  Similarly, the Board of Directors of PEI (as administrator of PrimeWest) has been provided with a verbal opinion from its financial advisors, GMP Securities L.P. and Scotia Waterous Inc., indicating that subject to review of the final documentation, the consideration to be offered pursuant to the Arrangement is fair from a financial point of view to the PrimeWest unitholders.

1.

Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102.

Not applicable.

2.

Omitted Information:

No information has been omitted.

3.

Executive Officer:

The name and business numbers of the executive officer of PEI, the administrator of PrimeWest, who is knowledgeable of the material change and this report is:

Dennis G. Feuchuk, Vice-President, Finance and Chief Financial Officer

Telephone:

(403) 699-7366

Facsimile:

(403) 699-7474

4.

Date of Report:

Dated May 15, 2007